Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

31 December 2014

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 31 December 2014

Highlights

•                  Launches 2nd generation BREVAGenTM, BREVAGenplus® breast cancer risk assessment test, in the U.S. market

•                  Up to 6 new Breast Centres to begin offering BREVAGenplus

•                  Secures $24.0M Standby Equity Placement Facility

•                  Completes divestiture its heritage Australian Genetics business for $2.0M, in cash

•                  New research study supporting the use of BREVAGenplus in breast cancer risk assessment

Melbourne, Australia, 30 January 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to report that up to 6 new breast diagnosis/treatment centres are expected to begin offering BREVAGenplus to their at-risk patients in a systematic broad fashion in the January to March timeframe, with a growing number of additional new breast and imaging centre customers expected to follow later in calendar year 2015. As a result, the Company expects sales growth to accelerate in the second half 2015 and beyond. In addition, the Company has entered into a A$24 million Standby Equity Placement Facility Agreement to strengthen the Company’s funding position. The Facility will assist the Company with its funding requirements, over the coming years, as the BREVAGenplus test roll out continues across the United States.

In October 2014, the Company announced the US release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, representing a marked enhancement in accuracy and broader patient applicability, over the Company’s first generation BREVAGen product. Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

Clinical support for BREVAGenplus was further enhanced with the release of findings from a new research study show that adding a panel of 77 single-nucleotide polymorphisms (“SNPs”) improves the predictive accuracy of four commonly used breast cancer risk assessment models. This same panel of 77 SNPs is used in the Company’s recently released BREVAGenplus. Results of the study were presented at the 2014 San Antonio Breast Cancer Symposium, on December 13, 2014.

For the December 2014 quarter, 779 BREVAGenplus test samples were received, subsequent to the launch of the second generation test in October 2014. (YTD 1,721 BREVAGen/BREVAGenplus test samples received).

Prior to the release of BREVAGenplus, the Company revised its sales strategy to focus on large comprehensive breast treatment and imaging centres, in concert with its ongoing approach to independent physician and women’s healthcare providers. This recent pivotal change of sales and marketing emphasis towards large breast centres, which are more complex entities with a longer sales cycle, but with higher potential, is expected to lead to significant acceleration in growth and less volatile test volumes than the Company has experienced to date. However, this revised sales model involving the promotion of BREVAGenplus to comprehensive breast imaging and breast diagnosis/treatment centres, has resulted in a plateau in sales uptake and growth during this interim transition period. Sales growth is expected to accelerate as this transition is completed and these new breast centres, with their attendant large number of at-risk and appropriate patients adopt BREVAGenplus.

OPERATIONS

Financial summary

Total cash receipts from customers during the quarter ended 31 December 2014 were $0.8 million, taking the equivalent figure to $1.8 million for the half year ended on that date (previous corresponding period: $2.3 million).

BREVAGenplus breast cancer risk test

Test Samples received for the December quarter:

For the December 2014 quarter, 779 BREVAGenplus test samples were received, subsequent to the launch of the second generation test in October 2014. (YTD 1,721 BREVAGen/BREVAGenplus test samples received). The revised sales model involving the promotion of BREVAGenplus to comprehensive breast imaging and breast diagnosis/treatment centres, has resulted in a plateau in sales uptake and growth during this interim transition period. Sales growth is expected to accelerate as this transition is completed and these new breast centres, with their attendant large number of at-risk and appropriate patients adopt BREVAGenplus.

Reimbursement:

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of the above changes the Company now uses a miscellaneous code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen test under its “Patient Protection Program.”

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

Cost effectiveness studies to improve reimbursement outcomes:

Further to the publication in the journal of Cancer Prevention Research Vol 6 (12), dated 5 December 2013: pp 1328-36, demonstrating the cost effectiveness of the BREVAGen test to guide MRI screening, an additional paper has been published demonstrating the cost effectiveness of the BREVAGen test to direct chemoprevention.

On 7 March 2014, the Company announced the publication in the journal Applied Health Economics and Health Policy Vol 12 (2): pp 203-17, of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”.

This study was a collaborative project between the Company and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organisation. The study examined the cost-effectiveness of utilising BREVAGen to direct tamoxifen chemoprevention.

An in-silico (computer) model of breast cancer and health care processes was used to simulate a population of white women aged 40-69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial.  Women were assessed for risk of developing breast cancer using the BREVAGen test to determine eligibility for five years of tamoxifen therapy. The BREVAGen test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.20-1.66%, 5-year risk).

The results demonstrated that adding genetic information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by U.S. payers of $50,000 per quality-adjusted life year saved.

Clinical utility studies have been designed and are currently proceeding through the Institutional Review Board process at a US breast cancer research institute. The data obtained from these studies will be utilised in direct contracting discussions with insurers and self-insured employer groups.

LICENSING AND IP

Non-Coding Assertion Program

As reported by the CEO at the 25 Nov 2014 Annual General Meeting, the Licensing program has recently been faced with numerous challenges including the changing landscape in US courts, European up-front costs as well as the nearing end of the core non-coding patents’ lives. Despite these, during the 2014 Financial Year, there were 6 new licenses granted, and the fourth re-examination of the ‘179 patent was successfully defended with the USPTO upholding all challenged claims.

At the end of the September Quarter, we reported that the company was asserting actions against a number of different companies including large pharmaceutical companies in 4 different states in the US and had pleasingly overcome two “101 Motions to Dismiss” based on ‘179 patent invalidity raised in the Northern District of California and District of North Carolina.

At the time, a further “101 Motion to Dismiss” was still pending in the District of Delaware. On the 30 October 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the ‘179 patent ineligible and granted that Motion to Dismiss. Legal Counsel is currently preparing an appeal to the decision in the Federal Circuit and has sought stay of all commercially relevant pending actions.

There are no updates to report relating to the remaining U.S or European cases.

OTHER COMMERCIAL ASSETS

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license, or co-develop other assets and technologies in which the Group has an interest.

CORPORATE MATTERS

Convertible Notes

On 29 November 2013, the Company received approval, from its shareholders, for the issue to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), redeemable convertible notes to raise USD 5,000,000 (the “Notes”).

On 23 December 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

As at 30 September 2014, Notes with a face value of USD 4,150,000 had been converted by Ironridge in return for which Ironridge received 171,349,821 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustments).

During the current quarter, further conversion notices were received from Ironridge in respect of Notes with a face value of USD 850,000. These Notes were converted in return for which Ironridge received 110,583,420 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustments). As a result of the above conversions, there are no further Notes remaining to be converted. The last conversion notice was received by the Company on 27 November 2014.

Notice and Results of 2014 Annual General Meeting

On 27 October 2014, the Company released the Notice for the 2014 Annual General Meeting of shareholders that was subsequently held at 10.30 am on Tuesday, 25 November 2014, at “Treetops”, Melbourne Museum. Shareholders were asked to consider and, if thought fit, to pass nine (9) resolutions.

All nine (9) resolutions that were put before the shareholders were passed on a show of hands.

NASDAQ Notices

On 3 September 2014, the Company announced that it received a letter dated 29 August 2014, from the NASDAQ Stock Market notifying the Company that for the last 30 consecutive business days, prior to 28 August, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under NASDAQ Marketplace Listing Rules.

This letter stated that, in accordance with the Listing Rules, the Company has 180 calendar days, or until 25 February 2015, to regain compliance.

To regain compliance, the Company undertook a reverse stock split which, when actioned, has the effect of resetting the existing ratio from 1 ADS representing 30 Ordinary shares to 1 ADS representing 150 Ordinary shares. The target date for the ratio change was Monday 19 January, 2015. From the 20 January 2015, the Company’s stock price, on the Nasdaq market, was once again trading above the $1.00 required bid price.

On 6 November 2014, the Company announced that it had also received a letter dated 5 November 2014, from the Nasdaq Stock Market notifying the Company that, companies listed on the Nasdaq Capital market are required to maintain a minimum of USD 2.5 million in stockholder’ equity for continued listing. Since the Company’s Form 20-F, for the fiscal year ended June 30 2014, reported stockholders’ equity of approximately USD 1.7 million, the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complies with the Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rules the Company has 45 calendar days, or until 22 December 2014, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from November 5, 2014 to evidence compliance.

On 28 January 2015, the Company received a letter from Nasdaq, dated 27 January 2015, advising the Company that it had been granted an extension of time (on or before May 4, 2015) to regain compliance with the minimum stockholders’ equity requirement.

Note that these rules only apply to the Company’s share trading on the Nasdaq Capital Market and not the Company’s share trading on the Australian Securities Exchange, the Company’s home exchange.

Financing

On 15 September 2014, the Company announced plans to restructure and realign its group activities. The changes proposed will enable the Company to focus its strategy on the U.S. molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. The aim being to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2.15M via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, will become convertible notes, which can convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). The convertible notes will also carry free attached options to purchase further shares in the Company.

As at 31 December 2014, $650,000 of the convertible notes, together with the capitalised interest, has been converted into 50,837,784 ordinary shares in the Company.

Subsequent to 31 December 2014, a further $110,000 of convertible notes plus capitalised interest has been converted into 8,258,496 ordinary shares in the Company.

On 30 December 2014, the Company advised its shareholders that the Share Purchase Plan (“SPP”) announced on 3 December 2014, closed at 5:00pm (AEDT) on Monday, 22 December 2014, with applications received for 19,074,112 new shares raising $257,500.

In accordance with the previously published indicative timetable for the SPP, the new shares were issued on 30 December 2014.

Subsequent to 31 December 2014, the Company announced that it has entered into a A$24 million Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm, to strengthen the Company’s funding position.

Under the Agreement, Kentgrove Capital may provide the Company with up to A$24 million of equity capital via placements over the next 24 months. Proceeds from the Facility will be used to fund the growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus and for general working capital.

Under the Agreement, the Company can determine whether or not it will request a subscription from Kentgrove Capital, can set the time period of the placements, the maximum amount of the placements and the minimum issue price. For each placement made via the Facility, shares will be issued at a 5% discount to a volume weighted average price (VWAP) over the placement time period.

Sale of heritage Australian Genetics business

On 19 November 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2.0M, in cash.

Key Managerial Changes

As announced on 25 November 2014, following the resignation of Ms. Alison Mew as Chief Executive Officer, for personal-health related reasons, Mr. Eutillio Buccilli, the then Chief Financial Officer, was appointed to the dual role of Chief Operating Officer and Chief Financial Officer and Mr. Mark Ostrowski, previously Senior VP Sales and Marketing was appointed to the position of President, Phenogen Sciences Inc., based in the US, with both appointments to have immediate effect.

Annual Report

The Company published its Annual Report on 27 October 2014. The Annual Report is available on the company’s website at www.gtglabs.com

Signed on behalf of Genetic Technologies Limited

/s/ Eutillio Buccilli	Dated this 30th day of January, 2014
Eutillio Buccilli
Chief Operating Officer and Chief Financial Officer

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 DECEMBER 2014

Consolidated statement of cash flows

			Current quarter (December 2014) A$	Year to date (six months) A$
		Cash flows related to operating activities

1.1		Receipts from customers	749,885	1,754,261
1.2	Payments for	(a) staff costs	(2,020,323)	(3,854,968)
		(b) advertising and marketing	(341,076)	(531,766)
		(c) research and development	(28,122)	(197,506)
		(d) leased assets	—	—
		(e) other working capital	(1,287,339)	(2,968,602)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	6,830	15,898
1.5		Interest and other costs of finance paid	(11,284)	(22,964)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—

		Net operating cash flows	(2,931,429)	(5,805,647)

+ See chapter 19 for defined terms.

1

Consolidated statement of cash flows (cont.)

			Current quarter (December 2014) A$	Year to date (six months) A$
1.8	Net operating cash flows (carried forward)		(2,931,429)	(5,805,647)

	Cash flows related to investing activities

1.9	Payment for the acquisition of:
	a)	businesses (item 5)	—	—
	b)	equity investments	—	—
	c)	intellectual property	—	—
	d)	physical non-current assets	(5,480)	(152,267)
	e)	other non-current assets	—	—

1.10	Proceeds from the disposal of:
	a)	businesses (item 5)	—	—
	b)	equity investments	—	—
	c)	intellectual property	—	—
	d)	physical non-current assets	—	53,276
	e)	joint venture interest	—	—
	f)	other assets	2,100,895	2,100,895

1.11	Loans to other entities		—	—
1.12	Loans repaid by other entities (refer note below)		—	—
1.13	Other (provide details if material)		—	—

	Net investing cash flows		2,095,415	2,001,904

1.14	Total operating and investing cash flows		(836,014)	(3,803,743)

	Cash flows related to financing activities

1.15	Net proceeds from the issue of shares		241,093	241,093
1.16	Equity transaction costs		—	—
1.17	Net proceeds from borrowings		—	—
1.18	Net proceeds from the issue of unlisted secured debt notes		(130,500)	1,999,500
1.19	Dividends paid		—	—

	Net financing cash flows		110,593	2,240,593

	Net increase / (decrease) in cash held		(725,421)	(1,563,150)

1.20	Cash at beginning of quarter / year to date		1,995,985	2,831,085
1.21	Exchange rate adjustments		4,244	6,873
1.22	Cash at end of quarter		1,274,808	1,274,808

+ See chapter 19 for defined terms.

2

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	121,445
1.24	Aggregate amount of loans to the parties included in item 1.11	—
1.25	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $98,751 paid to Directors during the quarter in respect of fees and superannuation.  The amount also includes $22,694 in commissions and consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual and parties associated with him.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—
3.2	Credit standby arrangements
	Hire purchase facility	—	—

+ See chapter 19 for defined terms.

3

Reconciliation of cash

Reconciliation of cash at the end of the quarter

(as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter (December 2014) $A	Previous quarter (September 2014) $A
4.1	Cash on hand and at bank	1,274,808	1,995,985
4.2	Term deposits	—	—
4.3	Bank overdraft	—	—
4.4	Commercial Bills of Exchange	—	—
	Total cash at end of quarter (item 1.23)	1,274,808	1,995,985

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net liabilities
5.5	Nature of business

Compliance statement

1                     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                     This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Eutillio Buccilli	Date:	30 January 2015
Chief Operating Officer and Chief Financial Officer

Print name:	Eutillio Buccilli

+ See chapter 19 for defined terms.

4

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                            The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                            Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

5